SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transition period from              to

Commission file number 1-9389

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

C&D TECHNOLOGIES SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C&D TECHNOLOGIES, INC.

1400 UNION MEETING ROAD

BLUE BELL, PA 19422

C&D Technologies Savings Plan

December 31, 2010 and 2009

*	Refers to item numbers in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the plan year ended December 31, 2010.

Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

the C&D Technologies Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of C&D Technologies Savings Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

June 28, 2011

C&D Technologies Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009

Assets

Investments, at fair value	$30,640,899	$30,549,341
Contributions receivable:
Participant	52,064	6,731
Employer	108,084	151,654
Accrued income receivable	—	335
Notes receivable from participants	376,522	303,447

Total Assets	31,177,569	31,011,508

Liabilities
Accrued liabilities	2,725	2,224

Total liabilities	2,725	2,224

Net assets available for benefits at fair value	31,174,844	31,009,284

Adjustment from fair value to contract value for interest in the common collective trust relating to fully benefit-responsive investment contracts.	(39,314)	103,264

Net assets available for benefits	$31,135,530	$31,112,548

The accompanying notes are an integral part of these financial statements.

C&D Technologies Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2010 and 2009

	2010	2009

Additions

Net appreciation (depreciation) in fair value of investments	$2,039,044	$4,348,278
Interest income	19,249	19,376
Dividend income	527,564	595,237
Employer contributions	157,092	739,448
Participant contributions	1,486,071	1,700,632
Roll-over contributions	245,400	165,352

Total increase (decrease)	4,474,420	7,568,323

Deductions
Benefits paid to participants	4,358,463	3,987,624
Administrative expenses	92,975	42,031

Total deductions	4,451,438	4,029,655

Net increase (decrease)	22,982	3,538,668

Net assets available for benefits
Beginning of year	31,112,548	27,573,880

End of Year	$31,135,530	$31,112,548

The accompanying notes are an integral part of these financial statements.

C&D Technologies Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

1.	Description of Plan

General

The following description of the C&D Technologies Savings Plan (the “Plan”) provides only general information. Participants should refer to the official Plan document for a more complete description of the Plan’s provisions.

As defined in the Plan document, the Plan is a defined contribution plan in which certain salaried and hourly employees of C&D Technologies, Inc. (the “Company”) are eligible to participate with the condition that salaried and hourly employees, whose terms and conditions of employment are governed by a collective bargaining agreement, are only eligible to participate if that agreement states that they are eligible. The collective bargaining agreement with our hourly employees in Attica, Indiana was amended in 2007 to permit the employees covered to participate in the Plan effective January 1, 2008. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (“ERISA”).

Employee Contributions

The participants may make pre-tax contributions to the Plan in any whole percentage of compensation ranging from 1% to 50% subject to limitations of the plan provisions. Participants may make voluntary after-tax contributions ranging from 1% to 10% of compensation. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan currently offers 31 mutual funds, one common collective trust and the C&D Tech Stock Fund held in the Plan that invests in C&D stock, a real-time traded stock fund (“RTT Fund”), as investment options for participants. There are no restrictions on participant election options.

Employer Contributions: Salaried Participants

The Company may elect to make matching contributions to the salaried participants’ Plan accounts for amounts up to 8% of compensation that is contributed to the Plan by the employee. In 2010, the Company matched 50% of the salaried participant’s eligible contribution for January only. Thereafter, no employer match was made for the remainder of the 2010 plan year. In 2009 the Company matched 50% of the salaried participants’ eligible contribution. This matching company contribution is invested according to the participants’ allocations.

Additionally, the Company may make a discretionary salary profit sharing contribution not to exceed 8% of the participant’s annual compensation. The Company did not make discretionary profit sharing contributions to salaried participants for the Plan years ended December 31, 2010 and 2009. All employer contributions are invested according to the participants’ allocations. See Subsequent Event below.

Employer Contributions: Hourly Participants Not covered by a Collective Bargaining Agreement

The Company makes a mandatory hourly profit sharing contribution on behalf of each eligible hourly participant equal to the appropriate percentage of his/her compensation which varies based upon his/her years of vesting service, as illustrated in the following table:

C&D Technologies Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Years of Vesting Service	% of Compensation

0-5	2.5%
6-10	3.0%
11-20	3.5%
21 and greater	4.5%

Additional employer contributions may be made for hourly participants based on the discretion of the Board of Directors. These hourly participants are eligible to receive these discretionary contributions if they have completed 1,000 hours of service during the plan year and are employed by the Company on the last day of the plan year. For the years ended December 31, 2010 and 2009, there were no such additional discretionary employer contributions made for the hourly participants.

Employer Contributions: Hourly Participants Covered by a Collective Bargaining Agreement

The Company is not required to make any contributions to the accounts of employees covered by a Collective Bargaining Agreement.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and an allocation of earnings and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is a benefit that can be provided from participant’s vested account.

Vesting

Participants are 100% vested in their own contributions and the earnings thereon. Vesting in the Company’s contributions and earnings thereon is based on years of continuous service. Salaried participants are 100% vested after three years of service as defined in the Plan document. Hourly participants are ratably vested over five years of service as defined in the Plan document. Any amount not vested at termination will be forfeited upon the occurrence of five consecutive one-year breaks-in-service following a participant’s termination of employment.

Forfeitures

At December 31, 2010 and 2009, forfeited nonvested account balances totaled $81,105 and $46,917, respectively. These accounts are used to reduce Company payments of future employer contributions and/or Plan expenses. For the Plan year ended December 31, 2010, Administrative expenses of $66,681 including $42,600 for audit fees were funded from forfeitures. For the Plan year ended December 31, 2009, Administrative expenses of $28,316 were funded from forfeitures. For the plan years ended December 31, 2010 and 2009, the Company applied forfeitures to fund employer contributions of $4,305 and $29,660, respectively.

Payment of Benefits

At the election of the participant, participant benefit payments resulting from termination of employment, death, disability or retirement are distributed in a lump sum amount in cash equal to the value of the participant’s vested interest in his or her account. However, participants who have terminated service with the Company and have vested accounts valued at less than $5,000 are paid a lump sum distribution which may be directly paid to the participant or paid as direct rollover payment to an IRA or another plan.

C&D Technologies Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Participant Loans

Participants may borrow from their vested contribution balances. The loan is limited to the lesser of 50% of the vested contributions or $50,000. The minimum loan amount is $1,000. Loans are repaid through regular payroll deductions. Interest on the loans is established at rates commensurate with local prevailing rate, currently prime plus 2 percent. Loans outstanding at December 31, 2010 have interest rates in a range of 5.25% - 11.5% and mature from 2011 - 2018.

Line of Credit

The trustee has arranged for the Plan to utilize a line of credit to facilitate participant requested transactions in the event that disbursement transactions on any given day exceed the cash position available in the Unitized Fund. On June 30, 2010, the line of credit was terminated due to the closure of the unitized stock fund which eliminated the need for the line of credit. Amounts borrowed against the line of credit during 2010 and 2009 were subject to interest rates of approximately 0.7%. At December 31, 2010 and 2009, there was no outstanding balance related to this line of credit.

Subsequent Events

Effective February 1, 2011, the Company reinstated the company match for salaried employees that was in effect prior to February 1, 2010.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

As required by accounting guidance related to investment contracts held by a defined-contribution plan, the plan is required to report these amounts at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a collective trust. As required, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

New Accounting Pronouncements

For the Plan year ended December 31, 2010, the Plan adopted new accounting guidance for accounting for defined contribution pension plans, which requires that participant loans be classified separately from investments as participant notes receivable, which are segregated from plan investments and valued at their unpaid principal balance plus any accrued but unpaid interest. In addition, fair value disclosures are no longer required for loans to participants. The guidance is effective for fiscal years ending after December 15, 2010 and is to be applied retrospectively to all prior periods presented. The adoption did not have a significant impact on the Plan’s financial statements.

In May 2011, new accounting guidance was issued to provide a consistent definition of fair value and ensure that the fair value and measurement disclosure requirements are similar between accounting principles generally accepted in the United States of America (“US GAAP”) and

C&D Technologies Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

International Financial Reporting Standards (“IFRS”). This guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This pronouncement is effective for reporting periods beginning after December 15, 2011, with early adoption prohibited. The new guidance will require prospective application. The Plan is currently evaluating the effect that the provisions of this pronouncement will have on its financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end. The Company stock fund is valued at its year end unit closing price (comprised of year end market price of Company stock plus uninvested cash position). Investments in common/collective trusts are stated at the unit value of the portfolio which is based on the fair value of the underlying trust investments.

Purchases and sales are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation and depreciation on those investments.

Expenses

Reasonable expenses of administering the Plan, at the election of the Company, may be paid by the Plan. Any remaining expense will generally be paid by the Company. Expenses include recordkeeping related and auditing fees.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates and those differences could be significant.

Payment of Benefits

Benefits are recorded when paid.

C&D Technologies Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets.

	2010		2009
Fidelity Managed Income Portfolio, 4,795,824 and 5,656,516 shares, respectively	$4,795,824		$5,656,516

Fidelity Magellan Fund, 48,904 and 55,322 shares, respectively	3,504,949		3,558,301

Fidelity Low- Priced Stock Fund, 85,125 and 92,911 shares, respectively	3,267,094		2,967,563

Fidelity Diversified International Fund, 70,953 and 80,097 shares, respectively	2,139,228		2,242,712

Freedom 2020 Fund, 153,834 and 165,871 shares, respectively	2,121,370		2,081,681

Fidelity Government Income Fund, 145,925 and 160,345 shares, respectively	1,521,997	**	1,665,988

**	Investment represents less than 5% of the Net Assets at December 31, 2010, only.

During 2010 and 2009, the Plan’s investments appreciated (depreciated) in values as follows:

	2010	2009

Mutual Funds	$2,724,348	$4,885,756
Common Stock	(685,304)	(537,478)

	$2,039,044	$4,348,278

4.	Fair Value Measurement

The accounting guidance for fair value includes a fair value hierarchy that is intended to increase consistency and comparability in fair value measurements and related disclosures. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity’s pricing based upon their own market assumptions. The fair value hierarchy consists of the following three levels:

Level 1:	Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2:	Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

C&D Technologies Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Level 3:	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

Following is a description of the valuation methodologies used for assets measured at fair value:

•	Common stocks: valued at the closing price reported on the active market in which the individual securities are traded.

•

Mutual funds: valued at the net asset value of shares held by the Plan at year end. The share value is based on the quoted price at the end of the day on the active market in which the individual mutual funds are traded.

•

Common collective trust fund: valued at the net asset value of units held by the Plan at year-end, and generally, include the use of significant observable inputs in determining the unit value. This Fund does not have any unfunded commitments, has daily liquidity with trades settling between 1 and 3 days, and is not subject to any redemption restrictions at the measurement date

Fair value calculations may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

C&D Technologies Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

The following table sets forth by level, within the fair value hierarchy, the Plan’s financial instruments carried at fair value as of December 31, 2010 and 2009:

2010	TOTAL	Level 1	Level 2	Level 3
Mutual Funds:
Target date retirement funds	$6,670,293	6,670,293	$—	$—
Balanced funds	2,131,221	2,131,221
Small cap funds	725,796	725,796
Medium cap funds	5,389,536	5,389,536
Large cap funds	6,473,806	6,473,806
Bond funds	2,115,910	2,115,910
International funds	2,172,556	2,172,556
Common Collective Trust	4,835,138		4,835,138
C&D Common Stock	126,643	126,643

Total assets at fair value	$30,640,899	$25,805,761	$4,835,138	$—

2009
Mutual Funds:
Target date retirement funds	$6,411,039	$6,411,039	$—	$—
Balanced funds	2,394,804	2,394,804
Small cap funds	555,698	555,698
Medium cap funds	4,997,791	4,997,791
Large cap funds	6,079,801	6,079,801
Bond funds	1,665,988	1,665,988
International funds	2,242,712	2,242,712
Common Collective Trust	5,553,252		5,553,252
C&D Common Stock Fund	648,256	648,256

Total assets at fair value	$30,549,341	$24,996,089	$5,553,252	$—

The fair market value of the C&D Technology Common Stock Fund at December 31, 2010 and 2009 includes cash balances of $483 and $22,203, respectively.

5.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2010 and 2009 to Form 5500:

C&D Technologies Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

	2010	2009
Net Assets Available for Benefits per the financial statements	$31,135,530	$31,112,548
Adjustment from contract value to fair value for interest in the common collective trust relating to fully benefit responsive investment contracts in prior year	39,314	(103,264)

Net Assets Available for Benefits per the Form 5500	$31,174,844	$31,009,284

The following is a reconciliation of total additions per the financial statements to the Form 5500 for the years ended December 31, 2010 and 2009:

Total additions per the financial statements	$4,474,420	$7,568,323
Add: Adjustment from contract value to fair value for interest in the common collective trust relating to fully benefit responsive investment contracts in prior year	103,264	305,957
Less: Adjustment from contract value to fair value for interest in the common collective trust relating to fully benefit responsive investment contracts in current year	39,314	(103,264)

Total income per the Form 5500	$4,616,998	$7,771,016

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.	Plan Tax Status

The Plan has received a favorable determination letter dated May 22, 2002 from the Internal Revenue Service (“IRS”) advising that the Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code (“IRC”), and is therefore exempt from federal income taxes under provisions of Section 501(a). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

8.	Related Party Transactions

Most Plan investments are shares of mutual funds and shares of a common/collective trust fund managed by Fidelity Management Trust Co. (“Fidelity”). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid to Fidelity for the recordkeeping and trustee services amounted to $50,375 and $42,031 for the years ended December 31, 2010 and 2009, respectively.

The Plan is interpreted, administered and operated by a committee which in Plan year 2010 and 2009 was comprised of the Company’s Vice President, Human Resources, Vice President & Controller, Director Shared Services & Treasurer, Director of Compensation & Benefits and Deputy General Counsel. During the years ended December 31, 2010 and 2009, the Company paid

C&D Technologies Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

administrative expenses directly related to audit fees of $42,600 (paid from the forfeited nonvested account) and $48,790, respectively, on behalf of the Plan.

The Plan also invests in shares of the Company. The Company is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2010 and 2009, the market value of investments in C&D Technologies, Inc. common stock was $126,160 and $626,053, respectively. During the year ended December 31, 2010, the Plan made purchases of $606,397 and sales of $1,560,051 of the Company’s common stock. There was no dividend paid during 2010. The total of realized and unrealized losses during 2010 was $685,748 and $537,478, respectively.

9.	Risks and Uncertainties

The Plan provides for various investment options in any combination of Company stocks, mutual funds and common/collective trusts. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

C&D Technologies Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

Identity of Issue		Description of Investment including rate of interest	Current Value **
*	Fidelity Magellan Fund	Registered Investment Company	3,504,949
*	Fidelity Managed Income Portfolio Fund	Common Collective Trust	4,835,138
*	Fidelity Low-Priced Stock Fund	Registered Investment Company	3,267,094
*	Fidelity Diversified International Fund	Registered Investment Company	2,139,228
*	Fidelity Puritan Fund	Registered Investment Company	1,526,642
*	Fidelity US Bond Index	Registered Investment Company	64,798
*	Spartan Extend MkT Equity Index Fund	Registered Investment Company	41,289
*	Spartan International Equity Index Fund	Registered Investment Company	33,328
*	Spartan 500 Equity Index Fund	Registered Investment Company	1,483,857
*	Fidelity Freedom 2020 Fund	Registered Investment Company	2,121,370
*	Fidelity Mid Cap Stock Fund	Registered Investment Company	1,220,590
*	C&D Technologies Stock	Registered Investment Company	126,643	***
*	Fidelity Freedom 2010 Fund	Registered Investment Company	719,128
*	Fidelity Freedom 2030 Fund	Registered Investment Company	956,654
*	Fidelity Government Income Fund	Registered Investment Company	1,521,997
*	Fidelity Blue Chip Fund	Registered Investment Company	955,001
*	Fidelity Freedom 2000 Fund	Registered Investment Company	139,584
*	Fidelity Freedom 2040 Fund	Registered Investment Company	529,533
*	Fidelity Freedom 2025 Fund	Registered Investment Company	493,349
*	Fidelity Freedom 2015 Fund	Registered Investment Company	1,085,580
*	Fidelity Freedom Income Fund	Registered Investment Company	70,041
*	Fidelity Freedom 2005 Fund	Registered Investment Company	154,052
*	Fidelity Freedom 2035 Fund	Registered Investment Company	295,591
*	Fidelity Freedom 2045 Fund	Registered Investment Company	46,875
*	Fidelity Freedom 2050 Fund	Registered Investment Company	128,577
	Morgan Stanley Institutional Fund Trust Fixed Income Portfolio	Registered Investment Company	534,538
	Oakmark Fund Class I	Registered Investment Company	361,778
	Morgan Stanley Institutional Small Company Growth B Fund	Registered Investment Company	299,421
	Pimco Total Rtn Inst	Registered Investment Company	529,115
	WFA SM CAP Value Inst	Registered Investment Company	426,375
	Perkins MD CP VL Inv	Registered Investment Company	860,563
	TRP Equity Income Fund	Registered Investment Company	119,308
	Davis NY Venture Y	Registered Investment Company	48,913

	Total investments		30,640,899
*	Participant Loans	Interest, 5.25-11.5%, maturity from 2011 - 2018	376,522

	Total assets held at end of year		$31,017,421

*	Party-in-interest
**	Cost not required for participant directed investments
***	Includes cash of $483

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the C&D Technologies Pension Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

C&D Technologies Savings Plan

Date: June 28, 2011	By:	/s/ Ian J. Harvie
Ian J. Harvie.
Senior Vice President & Chief Financial Officer

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm